CONFORMED
                                                                       ---------
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934

                       For the month of December 18, 2007

                               BACHOCO INDUSTRIES
                 (Translation of Registrant's name into English)

                          Avenida Tecnologico No. #401
                            38010 Celaya, Guanajuato
                          (Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X       Form 40-F __
                      --

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes __ No X
                      --

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Industrias Bachoco, S.A. de C.V.
                                                      (Registrant)

Date: December 18, 2007                     By  /s/ Daniel Salazar Ferrer, CFO
                                               ---------------------------------

TO BUSINESS AND FOOD EDITORS:

   Bachoco Reaches Agreement with Grupo Agra to Expand its Table Eggs Business

      CELAYA, Mexico, Dec. 18 /PRNewswire--FirstCall/ -- ("Bachoco" or "the Company") (NYSE: IBA; BMV: Bachoco B), Mexico's leading producer and processor of poultry products, today announced that it has reached an agreement with "Grupo Agra", a table eggs company located in the states of Nuevo Leon and Coahuila in Northeast Mexico. The agreement establishes a rent scheme of the facilities, which include laying hens farms with a capacity of approximately 1.0 million hens, a table eggs processing plant, distribution centers, and the Agra brands. In addition, Bachoco will acquire all the working capital.

      Cristobal Mondragon, Industrias Bachoco CEO, said, "This agreement brings flexibility to our business and reinforces our table eggs business line in the northeast market of the country. We will immediately focus on the integration of this operation with our table eggs operation located in the state of Coahuila and take advantage of synergies."

      The agreement will be financed with internal resources and Bachoco will take control of the facilities immediately.

      Company Description

      Industrias Bachoco S.A.B. de C.V. (also referred to in this report as Bachoco or the Company) was founded by the Robinson Bours family in 1952, in the state of Sonora. Since then, it has grown into the largest poultry company in Mexico, with over 700 production and distribution facilities currently organized in seven complexes throughout the country. Bachoco's main business lines are chicken, eggs, and swine, and the Company is also an important player in the balanced feed industry in Mexico. The Company's headquarters are based in Celaya, Guanajuato, located in Mexico's central region.

      Industrias Bachoco made an initial public stock offering in September 1997. Its securities are listed and traded on the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) under the ticker symbol Bachoco B, and on the New York Stock Exchange (NYSE) under the ticker symbol IBA.

      The Company posted net sales of U.S. $1.39 billion for 2006, divided among the Company's four main product lines as follows: 77.6% chicken, 9.2% table eggs, 9.0% balanced feed, and 4.2% swine and other lines.

      Industrias Bachoco's shares are listed on the Mexican Stock Exchange and its American Depositary Shares (ADS) are listed on the New York Stock Exchange. One ADS represents twelve B Shares. For more information, please visit Bachoco's website at http://www.bachoco.com.mx.

      This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ, include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company's Investor Relations Department.

SOURCE  Industrias Bachoco S.A.B. de C.V.